REPORT TO THE BOARD OF DIRECTORS
                                       OF
                                 STERITEK, INC.

                     RE: THE ACQUISITION OF STERITEK BY QPSI


     John Durkin Associates, LLC ("Durkin") has prepared this report in connection with the review, from a financial point of view, of the fairness to shareholders other than Albert and James Wozniak (the "Affiliated Shareholders"), of the anticipated merger between an acquisition subsidiary of Quality Packaging Specialists, Inc. ("QPSI") and Steritek, Inc. ("Steritek"), at a total purchase price of approximately $5,555,000 or $1.39 per share. The fairness opinion, from a financial point of view, of the proposed transaction to the shareholders of Steritek, other than the Affiliated Shareholders, prepared by Durkin (the "Opinion") and the exhibits, lettered A through J and attached hereto, are an integral part of this report. Any disclaimers included in the Opinion are incorporated herein by reference thereto.


                             PHYSICIAN'S FAX NETWORK

     Steritek primarily provides contract packaging and promotional materials assembly services for manufacturers of products in the pharmaceutical, medical, personal health and beauty industries. In addition, Steritek operates a business segment that provides facsimile services on behalf of pharmaceutical companies and others that distributes medically oriented information via facsimile to physicians. This segment of Steritek's business has not contributed significantly to the bottom line operations of Steritek, and is not included in the acquisition of Steritek by QPSI. While this facsimile service, Physicians Fax Network ("PFN"), generated revenues of $569,300, $598,413 and $833,328 for the fiscal years ending June 30, 1996, 1997 and 1998 respectively, based upon the representations of management, the net operating income from such revenues has been slightly above break even or less in each of the periods. All mailing lists and communication devices utilized by PFN in providing services to its customers are supplied by outside vendors. PFN does not own any significant proprietary assets or intellectual property. In any event, neither QPSI nor Caraustar (see discussion below re: Caraustar) have placed any value on PFN. As a result, no value is placed upon the PFN segment of Steritek in determining the overall value of Steritek.


                      PUBLIC MARKET FOR SHARES OF STERITEK

     Steritek is a publicly traded and SEC reporting company, but there has been very little activity in the trading of Steritek's stock over the last several years. There was a purchase by Albert Wozniak, Chairman and majority shareholder of Steritek, ("Albert") of 420,840 shares of stock in August, 1998 for $0.3125 per share. This purchase was a negotiated arms' length transaction with a broker of a major investment banking firm and seemingly done on an informed basis. Other smaller volume trades of Steritek common stock have been reported over the past year. However, in the last six months of 1998, less than 100,000 shares traded in the open market. The only trade at greater than $0.75 was on December 31, 1998 at $0.8125. This, of course, was subsequent to the announcement of the proposed merger with QPSI, which is at $1.39 per share. (In addition, on October 30, 1995, February 17, 1996 and November 19, 1996, in connection with the issuance of employee stock options, Steritek received valuation opinions, valuing the shares of common stock of Steritek, from a member firm of the New York Stock Exchange that valued a share of common stock of Steritek between $0.125 and $0.25. References were made, in those opinions, to asking quotes of $0.625 and $1.50, but no trades have been verified at those prices.) As a result of the limited reported trading of Steritek common stock in the public market place, and considering the per share value of those trades relative to the offer made by QPSI, no consideration has been given, in the overall valuation of Steritek, to the trading of Steritek's common stock in the public market place. The offered price in this transaction is substantially more than any of the publicly reported trades.


                              INDUSTRY COMPARISONS

     Steritek is in an industry that does not have many counterparts that are public companies, and thus there is limited public industry financial data. One public company in the industry was Paco Pharmaceutical Services, Inc. ("Paco"), which was acquired in April, 1997 by the West Company, Inc. ("West") in a transaction to be analyzed later in this report. Another public company, Caraustar Industries, Inc. ("Caraustar") purchased a privately held company with operations similar to Steritek in March, 1997 and made an initial proposal to acquire Steritek in 1998 (see discussion below). Due to the similarities amongst these transactions, an analysis of Steritek Price/Earnings, Price/Book and Price/Sales was done comparing Steritek with Paco and Caraustar. The Paco acquisition is more fully analyzed later in this report and on Exhibit E.

     Caraustar is a multifaceted packaging conglomerate with sales steadily increasing from 1993 through 1997 from $365,000,000 to $696,000,000. Operating profit increased from $48,000,000 to $96,000,000 for the same period. On the other hand, Steritek is much smaller, has had erratic revenues and earnings, and has only obtained significant profitability in those years when a large volume non-repeating specific purchase order was in hand (see discussion below). Therefore, utilization of the public market place valuation ratios of Caraustar puts the Steritek values that are computed when using these Caraustar ratios at the higher end of the range of values for Steritek. In this regard, Exhibit A summarizes historical and projected EPS for Steritek and provides historical financial information of Caraustar for comparative purposes. Caraustar is currently selling at 2.76 times book value and .91 of sales. The proposed acquisition of Steritek is at 2.7 times book value and .91 of sales averaged over the past three years. It is important to average the sales and profits of Steritek over a period that reflects the occurrence of the larger non-repeating specific purchase orders that have created the high profit years for Steritek. This period appears to be three years. (See Exhibit G) When the current Caraustar P/E ratio of 13 is applied to the average EPS of Steritek over the last three years, the share per value is calculated at $.65 as of June 30, 1998. Based on the projections compiled by Lear & Pannepacker, Certified Public Accountants, for the current year (ending June 30, 1999) and historical earnings for the past two years, the price per share, based on a three year trailing average EPS of Steritek and the Caraustar P/E of 13, is $1.43. The proposed acquisition price is $1.39. (See Exhibits A and B)


                      CARAUSTAR OFFER TO PURCHASE STERITEK

     In June of 1998, an initial proposal was made to acquire Steritek by Caraustar. This preliminary offer was made as a stock for stock transaction when Caraustar's stock was trading in the $30 to $32 range. In the ensuing two months, the trading value of Caraustar stock dropped to the low $20's, a drop of over 30%. While the Board of Directors of Steritek wished to pursue the transaction with Caraustar, Caraustar withdrew its proposal which was valued at $5,000,000. This is $555,000 less the price offered by QPSI. Caraustar offered stock, but the purchase price to be received from QPSI will be in the form of all cash for the shareholders of Steritek other than Albert. Caraustar also proposed a consulting agreement with Albert, to be based upon sharing income in excess of $900,000 per year, a feat reached only twice in the past seven years at Steritek. (As a result, it has been determined that no additional value for the shares was to be attributed to the proposed consulting agreement with Albert.) The agreements to be made between Albert and QPSI for his future services will be similar to his existing compensation from Steritek. This recently proposed transaction from an arms length and knowledgeable buyer, Caraustar (who had purchased another New Jersey based contract packaging company, GPS, which will be discussed later herein) provides a reasonable basis for valuing Steritek in the $5,000,000 range.


                        INTERNAL RATE OF RETURN ANALYSIS

     Cash flow from the projections compiled by Lear & Pannepacker for the next three fiscal years were extended for an additional seven years on both reasonable and more optimistic assumptions. Exhibit C analyzes the projected cash flows required to provide rates of return from 12% to 28% on the investment required in the contemplated acquisition of Steritek by QPSI. This schedule illustrates the substantial cash flow increases that will be required by Steritek over the next ten years to provide such returns. The most conservative approach provides for an annual return on cash of 12% and the most optimistic for an annual return of 28%, based upon a purchase price of $5,555,000. These calculations utilize Price to Cash ratios in determining the value of Steritek ten years out that are comparable to the Price to Cash Flow ratios for the industry represented by Caraustar, which range from a low of 7.7 to a high of 22.7. (See Exhibit C) The resultant calculated rates of return are representative of expected rates of return on a transaction such as the acquisition of Steritek.


                                LIQUIDATION VALUE

     Steritek has a liquidation value of less than book value. The deferred tax asset, of approximately $422,000, is generally worthless in a liquidation, and management believes that the fixed assets are carried on the balance sheet at close to their fair market value. As a result, the liquidation value of Steritek's assets is less than their book value, and the proposed transaction is at a multiple of 2.7 times book value including the deferred tax asset.


                            LEVERAGED BUYOUT ANALYSIS

     A leveraged buyout is often times a way to maximize current shareholder value. However, in this case, financing from leveraging the assets would only be able to provide funding for 35% of the acquisition price offered by QPSI. (See Exhibit D)


                           ACQUISITION OF PACO BY WEST

     The most significant gauge for the valuation of Steritek is an analysis of the acquisition of Paco by West. Paco was a New Jersey based public company in the contract packaging business that was acquired for stock by West in April, 1997. The valuation factors from that transaction are compared against the valuation factors for the proposed transaction between QPSI and Steritek as follows:

                                             Paco             Steritek
                                        (see Exhibit E)    (see Exhibit B)
                                        ---------------    ---------------
Price/Book                                    1.40               2.70

Price/Sales - prior year                       .79                .64

Price/Sales - prior 3 yr average               .77                .91

Price/Sales - prior 5 yr average               .86               1.03

Price/Operating Income - prior year          11.50               6.10

Price/Operating Income - prior 3 yr average   8.90              52.90

Price/Operating Income - prior 5 yr average  10.00                N/A


     1. The Price to Book ratio is significantly greater for the Steritek transaction.

     2. The Price to Sales and Price to Operating Income ratios are lower for Steritek when only the prior year financial results are considered. However, as discussed above, a three year average is the better gauge. These ratios are higher for the Steritek transaction when the last three and five year averages are used.

     3. In addition to pure size, there are several other factors that indicate that Paco would have carried higher multiples than Steritek. Paco had a thirty year history and employed six design and engineering specialists, compared to only one such specialist at Steritek. Paco had nine sales representatives with over 90 years experience compared to two salesmen with limited experience at Steritek. Paco provided services to 13 of the 16 largest pharmaceutical companies, compared to only five for Steritek. Only one Paco customer accounted for more than 10 percent of its total business compared to the fact that three of Steritek's customers have accounted for approximately 72% of packaging services revenues over the last three fiscal years. Considering the comparative strength and diversity of Paco to Steritek, the above financial comparisons, once again, indicate that the price contemplated in the QPSI merger with Steritek is fair.


                          CARAUSTAR ACQUISITION OF GPS

     As mentioned above, Caraustar acquired another New Jersey contract packager, GPS, in 1997 (see Exhibit F). GPS had sales of approximately $12,000,000 per annum and a net book value of approximately $4,200,000. The purchase price was approximately $10,300,000, representing a Price to Book Value of 2.5 and a Price to Sales of .86. The similar ratios for the proposed Steritek transaction are comparable when the last three years of activity is considered.


                             PRICE TIMES BOOK VALUE

     As Exhibits G, H and I indicate, Steritek has generally maintained a strong balance sheet, relative to working capital and debt to equity for a company of its size. However, the sales and earnings history fluctuates significantly, with substantial profitability requiring a high volume non repetitive specific purchase order. The Steritek Balance Sheet as of September 30, 1998 did contain a Deferred Tax Asset of $422,300. This amount was comprised basically of NOL carryforwards. Exhibit J analyzes the present value of those NOL carryforwards based upon the projections and certain other reasonable assumptions. Such analysis indicates the present value of the NOL carryforward to be substantially the same as that included in the Balance Sheet. The Price times Book ratio therefore represents the better test of value. In this regard, the transaction representing the acquisition of Steritek by QPSI, priced at 2.7 times book value, is fair when compared to acquisition transactions of companies in the same industry. In addition, when sales and earnings are averaged over the last several years, the Price/Sales and Price/Operating Profit ratios also indicate the fairness of the proposed transaction.


                                   CONCLUSION

     Based upon the above analysis, the Opinion as to the fairness, from a financial point of view, to the shareholders of Steritek, other than the Affiliated Shareholders, of the acquisition of Steritek by QPSI, as described in the Merger Agreement dated December 4, 1998, is submitted herewith.

Dated:   January 27, 1999

Exhibit   A


                             Steritek, Inc
       EPS, historical (H) and projected (P), for years ending June 30, 1994(H) 1995(H) 1996(H) 1997(H) 1998(H) 1999(P) 2000(P)

Steritek
  EPS (1)  $(0.29)   $0.04    $(0.13)  $0.02    $0.26    $0.05     $0.17

Caraustar
  P/E (2)    13        13        13      13       13       13        13

Steritek per share value @ Caraustar P/E
            n/a      $ 0.52     n/a    $ 0.26   $ 3.38    $ 0.65   $ 2.27

Based on trailing 3 year average (3)
            n/a        n/a      n/a      n/a    $ 0.65    $ 1.43   $ 2.10

(1) Based on Audited Financial Statements of Steritek

(2) Based upon Caraustar P/E ratio as of January 26, 1999
    P/E ratios have ranged from 10.19 to 19.98

(3) n/a if trailing period < .00

           Caraustar Sales/Operating Profit History:

         Sales        Op Profit
1993  $365,410,000   $48,514,000   Caraustar Price/Sales Ratio   0.91
1994  $455,808,000   $64,326,000   Caraustar Price/Book Ratio    2.76
1995  $569,455,000   $75,697,000
1996  $629,674,000   $98,909,000
1997  $696,093,000   $96,196,000


Exhibit   B

                          Steritek, Inc.
        Financial Analysis of QPSI Acquisition of Steritek

                    Operating Income Analysis (000 omitted)

          1992    1993     1994     1995     1996     1997     1998

Sales     5,989   5,619    3,444    5,095    4,715    4,908    8,675
COGS      3,071   2,936    2,162    2,655    2,731    2,892    5,764
G.P.      2,918   2,683    1,282    2,440    1,984    2,016    2,911
%          48.7    47.7     37.2     47.9     42.1     41.1     33.6

SG&A      1,660   1,984    2,096    1,975    2,393    2,200    2,003
%          27.7    35.3     60.9     38.8     50.8     44.8     23.1

Op Profit 1,258     699     -814      465     -409     -184      908
%          21.0    12.4    -23.6      9.1     -8.7     -3.7     10.5

Shares purchased                  3,996,514
Price per share                       $1.39
Total price to be paid           $5,555,154
Steritek Net Worth at 9/30/98    $2,063,332
Tangible Net Worth               $2,063,332
Purchase price times tangible NBV       2.7

Purchase price times prior year
             operating profit           6.1
Purchase price times prior 3 years
             average operating profit  52.9
Purchase price times prior 5 years
             average operating profit   N/A  (Accumulated operating income
                                              is negative for this period)
Purchase price times prior 7 years
             average operating profit  27.4

Fulltime Employees 1998                 200
Average sales per employee           43,375
Fulltime Employees 1997                 250
Average sales per employee           19,632
Fulltime Employees 1996                 143
Average sales per employee           32,972
Price as a % of last year's sales      0.64
Price as a % of average last 3
  years' sales                         0.91
Price as a % of average last 5
  years' sales                         1.03


Exhibit   C
                                  Steritek, Inc
                        Internal Rate of Return Analysis

Internal Rate of Return based upon $5,555,000 purchase price and cash flows from using projections for three years and then assuming substantial increases in cash flows and the ability to sell the company for 2 times, 3 times, 5 times and 10 times purchase price in 10 years

               2X     IRR     3X      IRR     5X     IRR      10X     IRR
Purchase
  Price    -5,555,000      -5,555,000      -5,555,000      -5,555,000

Cash Flows:
Projected    -180,520        -180,520        -180,520        -180,520
Projected     -85,353         -85,353         -85,353         -85,353
Projected     384,583         384,583         384,583         384,583
Estimated     500,000         500,000         500,000         600,000
Estimated     600,000         700,000         800,000         850,000
Estimated     650,000         800,000       1,000,000       1,250,000
Estimated     700,000         900,000       1,100,000       1,600,000
Estimated     800,000       1,000,000       1,250,000       2,000,000
Estimated     850,000       1,100,000       1,500,000       2,500,000
Estimated     900,000       1,200,000       1,800,000       2,800,000
              ----------------------------------------------------------
Selling
  Price    11,110,000 12%  16,665,000 16%  27,775,000 21%  55,550,000 28%

Selling Price
  times prior year
  cash flow    12.3            13.9            15.4            19.8


Exhibit   D
                                 Steritek, Inc.
                          Leveraged Buyout Analysis
                                  (1)       Maximum      Expected
Assets available for borrowing: Carrying    Loanable     Loanable
                                  Value    Percentage     Amount
                               -----------------------------------
       Cash                      516,000       100        516,000
       Accounts Receivable       945,000        80        756,000
       Inventory                 364,500        50        182,250
       Equipment               1,500,000        80      1,200,000
                                                       -----------
                                                        2,654,250
Liabilities that must be repaid
       Bank Loan                                          752,000
                                                      ------------
                 Available for purchase                 1,902,250

   (1)  Source:  Projections compiled by Lear & Pannepacker for 1/31/99


Exhibit   E

                                Steritek, Inc
         Analysis of Paco Acquisition by West Co. Inc. - April 1997

                   Operating Income Analysis (000 omitted)
              1990        1991        1992        1993        1994
Sales        48,465      51,748      69,920      72,045      68,001
COGS         40,185      40,850      56,631      59,423      57,390
G.P.          8,280      10,898      13,289      12,622      10,611
%              17.1        21.1        19.0        17.5        15.6

SG&A          5,128       5,356       7,079       5,492       5,942
%              10.6        10.4        10.1         7.6         8.7

Op Profit     3,152       5,542       6,210       7,130       4,669
%               6.5        10.7         8.9         9.9         6.9

Shares purchased                    4,372,000
Price per share                        $12.25
Total price paid                  $53,557,000

Paco Net Worth at 12/31/94        $44,104,000
Goodwill (Intangible Asset)        $5,972,000
Tangible Net Worth                $38,132,000

Purchase price times tangible NBV         1.4

Purchase price times prior year
             operating profit            11.5

Purchase price times prior 3 years
             average operating profit     8.9

Purchase price times prior 5 years
             average operating profit    10.0

Number of FT Employees                  1,332
Average sales per employee             51,052

Price as a % of prior year's sales       0.79
Price as a % of average prior 3 years'
  sales                                  0.77
Price as a % of average prior 5 years'
  sales                                  0.86


Exhibit F

                              Steritek, Inc.
         Analysis of GPS Acquisition by Caraustar, Inc. March 1997

Shares purchased            429,000
Price per share              $24.00
Total price to be paid  $10,296,000  Est. prior year sales   $12,000,000

GPS Net Worth at 9/30/98 $4,200,000  Purchase price as a %
                                       of prior year's sales        0.86


Tangible Net Worth                    $4,200,000

Purchase price times tangible NBV            2.5

Information hereon was primarily obtained from a Buy Out Analysis prepared by: Crane Hill Business Solutions for Steritek, Inc. June 1998

Exhibit G

                             Steritek, Inc
                Seven Year Analysis of Operating Profit
                           (000's omitted)
                                                            Internal
         ------------From SEC 10K Filings---------------From 10Q Stmts
         1992   1993   1994   1995   1996   1997   1998   3mos   6 mos

Sales    5,989  5,619  3,444  5,095  4,715  4,908  8,675  1,617  3,437
COGS     3,071  2,936  2,162  2,655  2,731  2,892  5,764  1,118  2,406
G.P.     2,918  2,683  1,282  2,440  1,984  2,016  2,911    499  1,031
%         48.7   47.7   37.2   47.9   42.1   41.1   33.6   30.9   30.0

SG&A     1,660  1,984  2,096  1,975  2,393  2,200  2,003    632  1,192

%         27.7   35.3   60.9   38.8   50.8   44.8   23.1   39.1   34.7

Oprtng
 Profit  1,258    699  -814     465   -409   -184    908   -133    -161
%         21.0   12.4 -23.6     9.1   -8.7   -3.7   10.5   -8.2    -4.7


Exhibit   H

                                 Steritek, Inc.
                    Balance Sheet Analysis - 5 Years (1) (3)
                             (000's omitted)

                                                                Sept 30,
                     1994     1995     1996     1997     1998     1998

Current Assets(2)    1,825    1,299    1,072    1,386    1,868    1,794
Total Assets         3,016    2,977    2,309    2,955    3,930    3,839
Current Liabilities  1,173      863      667    1,106    1,047    1,107
Long Term Debt         300      426      433      567      669      669
Net Worth            1,543    1,688    1,210    1,282    2,214    2,063
Total Debt & Worth   3,016    2,977    2,310    2,955    3,930    3,839
Working Capital        652      436      405      280      821      687
Debt to Equity        0.95     0.76     0.91     1.30     0.78     0.86

          (1)  Source: 10K Filings with SEC
          (2)  Adjusted for Deferred Tax Asset
          (3)  Source: 10Q Filing with SEC

Review of 12/31/98 accounts receivable and payable

Accounts Receivable:                 Accounts Payable:
         Current     385,645                  Current     103,638
         31-60       329,789                  31-60       183,427
         61-90       119,844                  61-90       111,586
         Over 90     182,546 (4)              Over 90     126,853 (5)
                   ---------                           ----------
         Total     1,017,824                  Total       525,504
                  ==========                           ==========

          (4)  Primarily the major PFN customer
          (5)  Primarily PFN Vendors, CPA's, Attorneys and Key Int'l

Exhibit I

                             Steritek, Inc
                Analysis of Return on Assets and Equity
                            (000's omitted)

-----------From SEC 10K Filings------------------------  From 10Q
           1992   1993   1994   1995   1996   1997   1998   3mos
Sales      5,989  5,619  3,444  5,095  4,715  4,908  8,675  1,617
COGS       3,071  2,936  2,162  2,655  2,731  2,892  5,764  1,118
G.P.       2,918  2,683  1,282  2,440  1,984  2,016  2,911    499
%           48.7   47.7   37.2   47.9   42.1   41.1   33.6   30.9

SG&A       1,660  1,984  2,096  1,975  2,393  2,200  2,003    632
%           27.7   35.3   60.9   38.8   50.8   44.8   23.1   39.1

Op Profit  1,258    699   -814    465   -409   -184    908   -133
%           21.0   12.4  -23.6    9.1   -8.7   -3.7   10.5   -8.2

Total Assets             3,016  2,977  2,309  2,955  3,930  3,839

Net Worth                1,543  1,688  1,210  1,282  2,214  2,063

Return on Total Assets          15.52 -15.47  -6.99  26.38  -3.42
Return on Equity                28.78 -28.23 -14.77  51.95  -6.22
Five year return on Average Equity                   -7.68


Exhibit J
                             Steritek, Inc.
                     Present Value Analysis of NOL

                                                NOL Tax  Present   Years
                                                Savings   Value     Out
              1999   2000   2001   2002          (1)      (2)      (3)
                      (x 000)
Revenue      7,117  8,000   10,000      Apr-99    9,590    9,407    0.25
Cogs         4,146  4,840    5,800      Jul-99    9,590    9,228    0.50
Gross Profit 2,971  3,160    4,200      Oct-99   26,956   25,444    0.75
SG & A       2,438  2,421    2,557      Jan-00   26,956   24,959    1.00
Op Profit      533    739    1,643      Apr-00   26,956   24,484    1.25
Depr           461    483      546      Jul-00   26,956   24,017    1.50
PFN Profit     120    110      110      Oct-00  100,304   87,665    1.75
Int Exp         80     49       26      Jan-01  100,304   85,995    2.00
               113    317    1,180      Apr-01  100,304   84,356    2.25
Tax at 34%      38    108      401   65 Jul-01  100,304   82,748    2.50
                                        Oct-01   64,496   52,194    2.75
                                                       ---------
               113    430    1,610  190                  510,497

(1) Quarterly tax payments that would be due based upon projected earnings without NOL

(2) PV is calculated using an 8% rate, similar to the current borrowing rate of Steritek

(3) The number of years from current date that the quaterly payment would be due, used to calculate PV

Total NOL         1,799,700     Per tax return for 6/30/98
Tax Rate                 34%    Rate, based upon projected earnings
Full Value          611,898

The maximum value of the NOL is                       611,898
Based upon projections, likely value is               510,497
Minimum value, if no taxable earnings occur                 0
Carrying value on audited financial statements        459,000

Based upon the above calculations, the carrying value of the NOL on the financial statements is reasonable and thus no adjustment is made to the balance sheet carrying value thereof.